FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 8, 2016
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

RBS Launches a New Complaints Process and Refund of Complex Fees for SME customers in GRG

RBS is today announcing, with the agreement of the FCA, a new complaints process, overseen by an Independent Third Party - Sir William Blackburne, a retired High Court Judge - and an automatic refund of complex fees paid by SME customers in GRG during the relevant period. RBS is also responding to the FCA's update on its review into the treatment of SME customers in the bank's former Global Restructuring Group (GRG) between 2008 - 2013 and its summary of the Promontory Financial Group report.

As the bank has acknowledged, in some areas, it could have done better for SME customers in GRG. Specifically, the bank could have managed the transition to GRG better and should have better explained to customers any changes to the prices or complex fees it was charging. The bank accepts that it did not always communicate as well or as clearly as it should have done. The bank also did not always handle customer complaints well.

RBS notes that the FCA's update confirms that no evidence was found that the bank artificially engineered a position to cause or facilitate the transfer of a customer to GRG or identified customers for transfer for inappropriate reasons and that all SME customers transferred to GRG were exhibiting clear signs of financial difficulty. The update makes clear that there were no cases where the purchase of a property by West Register alone gave rise to a financial loss to the customer and that there was no evidence of intent for West Register to purchase assets being formed prior to the transfer to GRG. It also states that, in a significant majority of cases, it was likely that RBS's actions did not result in material financial distress to these customers.

As a result of the historical issues identified, RBS is taking two important steps for those SMEs in the UK and ROI that were customers in GRG during the period between 2008 - 2013. This activity is designed to address the bank's failings.

A New Complaints Process for those customers in scope, overseen by retired High Court Judge, Sir William Blackburne. Sir William's appointment as Independent Third Party adds a robust, transparent and independent step to the complaints process, should SME customers who were in GRG wish to complain about their treatment or challenge the bank's decision on a previous complaint.

An Automatic Refund of Complex Fees paid by SMEs in the UK and ROI that were customers in GRG during the relevant period. This will save customers from further delay, ensure that the bank can start refunding fees more quickly and demonstrate our commitment to addressing issues of the past.

These proposals have been developed with the involvement of the FCA which agrees that these are appropriate steps for the bank to take. RBS will provide further details of the new complaints process on its website.

The bank estimates the costs associated with the new complaints review process and the automatic refund of complex fees to be approximately £400m, to be provided in Q4 2016. This includes the operational costs of both the fee refund and the new complaints process, together with the refund of complex fees and additional estimated redress costs arising from the new complaints process.

It is important to remember that the period in question, between 2008 - 2013, was a very challenging time for the bank and its customers. In 2008, there was an unprecedented increase in SMEs falling into financial distress and the number moving into GRG increased by around 400%. RBS lost more than £2bn from lending to SME customers.

RBS continues to cooperate fully with the FCA and remains keen to understand, and learn lessons from, any conclusions that the FCA draws in its review.  It would not be appropriate to comment further on that review until those conclusions have been published.

Ross McEwan, CEO of RBS said:

"We have acknowledged for some time that mistakes were made. Some of our customers went through what was a traumatic and painful experience as a result of the crisis. I am very sorry that we did not provide the level of service and understanding we should have done.

"Although the FCA review into the historical operation of GRG continues, we believe that now is the right time to deal with the areas where we accept some customers were let down in the past.  I am pleased that with the agreement of the FCA, we are able to announce a new complaints process overseen by Sir William Blackburne, alongside an automatic refund of complex fees paid by SME customers who were in GRG between 2008 - 2013.

"The culture, structure and way RBS operates today is fundamentally different from the period under review. We have made significant changes to deal with the issues of the past, so that the bank can better support SME customers in financial difficulty whilst also protecting the bank's capital."

For Further Information Contact:

RBS Investor Relations
Alexander Holcroft
Head of Equity Investor Relations
+44 20 7672 1758

Matthew Richardson
Head of Fixed Income Investor Relations
+44 20 7678 1800

RBS Media Relations
+44 131 523 4205

Forward-looking statements
This announcement contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including those related to RBS and its subsidiaries' regulatory capital position and requirements, financial position, future pension funding requirements, on-going litigation and regulatory investigations, profitability, impairment losses and credit exposures under certain specified scenarios. In addition, forward-looking statements may include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "believes", "risk", "estimates" and words of similar import. These statements concern or may affect future matters, such as RBS's future economic results, business plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's actual results are discussed in RBS's UK Annual Report and Accounts and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's Reports on Form 6-K and most recent Annual Report on Form 20-F. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

Date: 08 November 2016

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary